UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 6)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Johnson Controls International plc

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, par value $0.01

(Title of Class of Securities)

G51502105

(CUSIP Number of Class of Securities)

Michael R. Peterson

Johnson Controls International plc

5757 North Green Bay Avenue

Milwaukee, Wisconsin 53201

(414) 524-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Alan M. Klein, Esq.

Kenneth B. Wallach, Esq.

Marisa D. Stavenas, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,000,000,000	$484,800
*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $4,000,000,000 in value of ordinary shares, par value $0.01 per share, of Johnson Controls International plc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $484,800	Filing Party: Johnson Controls International plc
Form or Registration No.: Schedule TO	Date Filed: May 3, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 6 TO SCHEDULE TO

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Johnson Controls International plc, an Irish public company limited by shares (the “Company”), on May 3, 2019 and amended by Amendment No. 1 thereto filed on May 7, 2019, by Amendment No. 2 thereto filed on May 8, 2019, by Amendment No. 3 thereto filed on May 9, 2019, by Amendment No. 4 thereto filed on May 14, 2019 and by Amendment No. 5 thereto filed on June 3, 2019 (as amended, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $4,000,000,000 of its ordinary shares, par value $0.01 per share (the “Shares”), at a per Share price not greater than $40.00 and not less than $36.00, to the tendering shareholder in cash, less any applicable withholding taxes and without interest (the “Offer”).

Only those items amended and supplemented are reported in this Amendment No. 6. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 6 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 6 together with the Schedule TO, the Offer to Purchase dated May 3, 2019 and the related Letter of Transmittal.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On June 5, 2019, the Company issued a press release announcing the final results of the Offer, which expired at 11:59 P.M., New York City time, on May 31, 2019. A copy of the press release is filed as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(G)	Press Release issued by the Company on June 5, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON CONTROLS INTERNATIONAL PLC

By:	/s/ Michael R. Peterson
Name:	Michael R. Peterson
Title:	Vice President and Corporate Secretary

Date: June 5, 2019

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 3, 2019.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated May 3, 2019.*

(a)(1)(G)	Letter from Fidelity to Plan Participants in the Company’s Benefits Plans.*

(a)(1)(H)	Letter from Fidelity to Plan Participants in the Adient plc’s Benefits Plans.*

(a)(1)(I)	Form of Letter to Plan Participants in the Company’s Canadian plans.*

(a)(5)(A)	Press Release issued by the Company on May 3, 2019.*

(a)(5)(B)	Press Release issued by the Company on May 1, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 1, 2019).

(a)(5)(C)	Excerpted transcript of the Company’s earnings conference call on May 1, 2019.*

(a)(5)(D)	Notice to Directors and Executive Officers of Johnson Controls International plc Regarding the Potential Complete Blackout in Transactions Involving Equity Securities of Johnson Controls International plc, dated May 7, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 7, 2019).

(a)(5)(E)	Excerpted transcript of Johnson Controls International plc’s global town hall meeting for employees on May 13, 2019.*

(a)(5)(F)	Press Release issued by the Company on June 3, 2019.*

(a)(5)(G)	Press Release issued by the Company on June 5, 2019.

(d)(1)	Tyco International plc 2004 Share and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 17, 2014).

(d)(2)	Johnson Controls International plc 2012 Share and Incentive Plan, amended and restated as of March 8, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 4, 2017).

(d)(3)	Johnson Controls International plc 2007 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on September 6, 2016).

(d)(4)	Johnson Controls International plc 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on September 6, 2016).

(d)(5)	Johnson Controls International plc Severance and Change in Control Policy for Officers, Amended and Restated December 7, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 11, 2017).

(d)(6)	Johnson Controls International plc Executive Deferred Compensation Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(7)	Johnson Controls International plc Senior Executive Deferred Compensation Plan effective as of January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 19, 2017).

(d)(8)	Johnson Controls International plc Retirement Restoration Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(9)	Tyco Supplemental Savings and Retirement Plan as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 19, 2017).

(d)(10)	Johnson Controls International plc Executive Compensation Incentive Recoupment Policy effective September 2, 2016 (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016).

(d)(11)	Amended and Restated Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc.’s Current Report on Form 8-K filed on January 27, 2016).

(d)(12)	Amended and Restated Change of Control Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli (incorporated by reference to Exhibit 10.2 to Johnson Controls, Inc.’s Current Report on Form 8-K filed on January 27, 2016).

(d)(13)	Form of employment agreement, including form of change in control agreement, between Johnson Controls, Inc. and Messrs. Jackson, Walicki and Williams, as amended and restated July 28, 2010 (incorporated by reference to Exhibit 10.Y to Johnson Controls, Inc.’s Quarterly Report on Form 10-Q filed on August 3, 2010).

(d)(14)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on February 2, 2018).

(d)(15)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 applicable to Messrs. Oliver and Stief (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on February 2, 2018).

(d)(16)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016).

(d)(17)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 applicable to Messrs. Molinaroli, Oliver and Stief (incorporated by reference to Exhibit 10.1 to Company’s Quarterly Report on Form 10-Q filed on February 8, 2017).

(d)(18)	Terms of Unit Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(19)	Terms of PSU Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(20)	Terms of RSU Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(21)	Letter Agreement dated as of September 14, 2017 between Johnson Controls International plc and Brian J. Stief (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(22)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Share and Incentive Plan for fiscal 2016 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 13, 2015).

(d)(23)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2014 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on for the year ended September 27, 2013 filed on November 14, 2013).

(d)(24)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2014 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended September 27, 2013 filed on November 14, 2013).

(d)(25)	Form of terms and conditions for Restricted Stock Unit Awards for Directors under the 2012 Stock and Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended September 28, 2012 filed on November 16, 2012).

(d)(26)	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2012 Share and Incentive Plan for use beginning in 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(27)	Form of stock option or stock appreciation right award agreement for Johnson Controls, Inc. 2007 Stock Option Plan effective September 20, 2011 (incorporated by reference to Exhibit 10.V to Johnson Controls, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2011 filed on November 22, 2011).

(d)(28)	Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(a) to Johnson Controls, Inc.’s Current Report on Form 8-K filed January 28, 2013).

(d)(29)	Form of performance share unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan for recipients who have not announced an intention to retire (incorporated by reference to Exhibit 10.1(a) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(30)	Form of performance share unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan for recipients who have announced an intention to retire (incorporated by reference to Exhibit 10.1(d) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(31)	Form of restricted stock/restricted stock unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(b) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(32)	Form of restricted stock/restricted stock unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan reflecting pro rata vesting on retirement (incorporated by reference to Exhibit 10.BB to Johnson Controls, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2015 filed on November 18, 2015).

(d)(33)	Form of option/stock appreciation right agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(c) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(34)	Stock and Asset Purchase Agreement, dated as of November 13, 2018, by and between Johnson Controls International plc and BCP Acquisitions LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report filed November 13, 2018).

(d)(35)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing December 6, 2018 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on February 1, 2019).

(d)(36)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan commencing December 6, 2018 applicable to Mr. Stief (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on February 1, 2019).

(d)(37)	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2012 Share and Incentive Plan for use in 2019 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2019).

*	Previously filed.